Exhibit 107

Calculation of Filing Fee Tables

FORM F-1

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(Form Type)

GENIUS GROUP LTD.

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FILING FEES

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Ordinary Shares	36,845,902	$0.32	$11,790,688.60	$1,740.31

Total	36,845,902	$0.32	$11,790,688.60	$1,740.31

(1)	Consisting of 36,845,902 common shares issuable upon complete exercise of the Warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)	The proposed maximum offering price per share and proposed aggregate offering price are based on the average of the high and low sales prices of the registrant’s common stock as reported on the NYSE American on May 24, 2024 which was $0.32 per share.